Exhibit 99.1

Annual Meeting of Holders of Common Shares of Kinross Gold Corporation (the “Issuer”)

May 8, 2019

REPORT OF VOTING RESULTS

National Instrument 51-102 Continuous Disclosure Obligations Section 11.3

Item 1: Election of Directors

On a vote by a show of hands, the following eight nominees proposed by management were elected as directors of the Company by the holders of Common Shares to hold office for the ensuing year or until their successors are elected or appointed.  The Company received the following proxy votes from the holders of Common Shares with respect to the election of the eight nominees:

	Vote Type	Number of shares voted	% on total number of shares voted	% on total outstanding shares of the Company

IAN ATKINSON	For	828,058,281	98.68	66.13
	Withheld	11,051,696	1.32	0.88
	Non Votes	88,158,929		7.04
	Spoiled	0		0
JOHN A. BROUGH	For	736,711,093	87.80	58.83
	Withheld	102,398,884	12.20	8.18
	Non Votes	88,158,929		7.04
	Spoiled	0		0
KERRY D. DYTE	For	833,484,366	99.33	66.56
	Withheld	5,625,611	0.67	0.45
	Non Votes	88,158,929		7.04
	Spoiled	0		0
AVE G. LETHBRIDGE	For	835,496,142	99.57	66.72
	Withheld	3,613,835	0.43	0.29
	Non Votes	88,158,929		7.04
	Spoiled	0		0
CATHERINE MCLEOD-SELTZER	For	781,795,781	93.17	62.43
	Withheld	57,314,196	6.83	4.58
	Non Votes	88,158,929		7.04
	Spoiled	0		0
KELLY J. OSBORNE	For	833,256,745	99.30	66.54
	Withheld	5,853,232	0.70	0.47
	Non Votes	88,158,929		7.04
	Spoiled	0		0

May 8, 2019

	Vote Type	Number of shares voted	% on total number of shares voted	% on total outstanding shares of the Company
J. PAUL ROLLINSON	For	833,876,618	99.38	66.59
	Withheld	5,233,359	0.62	0.42
	Non Votes	88,158,929		7.04
	Spoiled	0		0
DAVID A. SCOTT	For	835,319,636	99.55	66.71
	Withheld	3,790,341	0.45	0.30
	Non Votes	88,158,929		7.04
	Spoiled	0		0

Item 2: Appointment of Auditors

On a vote by a show of hands, KPMG LLP were appointed auditors of the Corporation to hold office until the close of the next annual meeting of shareholders or until their successors are appointed, and the directors of the Corporation were authorized to fix the remuneration of the auditors. The Company received the following proxy votes from the holders of Common Shares with respect to the election of auditors:

Vote Type	Number of shares voted	% on total number of shares voted	% on total outstanding shares of the Company
For	922,567,344	99.49	73.67
Against	0
Non Votes	5,700
Withheld	4,695,862	0.51	0.38

Item 3: Amendment to the Restricted Share Plan

On a vote by ballot, the Shareholders approved the amendment to the Restricted Share Plan of the Corporation. The Shareholders present in person and those represented by proxy at the Meeting voted as follows:

Vote Type	Number of shares voted	% on total number of shares voted	% on total outstanding shares of the Company
For	795,330,058	94.77	63.51
Against	43,908,917	5.23	3.51
Non Votes	88,158,929		7.04
Spoiled	173

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May 8, 2019

Item 4: Executive Compensation

On a vote by ballot, the Shareholders approved an advisory resolution on Kinross’ approach to executive compensation. The Shareholders present in person and those represented by proxy at the Meeting voted as follows:

Vote Type	Number of shares voted	% on total number of shares voted	% on total outstanding shares of the Company
For	633,120,686	75.44	50.56
Against	206,123,991	24.56	16.46
Non Votes	88,153,227		7.04

KINROSS GOLD CORPORATION

/s/ Kathleen M. Grandy
Kathleen M. Grandy
Vice President, Assistant General Counsel and
Corporate Secretary

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